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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2007

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                  -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No   X
                                  -----      -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

News release
Converium Holding Ltd, Zug


Zug, Switzerland - February 22, 2007 - Converium releases full year results 2006 on February 28, 2007

Converium announces that it will release its financial results for the financial year 2006 next Wednesday, February 28, 2007. The release date has been brought forward from March 20, 2007.
On February 28, Converium will also present its medium-term strategic plan and - based on Converium's 2006 financial performance and capital position - the steps towards achieving the Company's sustainable return on equity target of 14% by 2009.

Inga Beale, Chief Executive Officer, and Paolo De Martin, Chief Financial Officer, will provide in-depth information on Converium's underwriting and growth strategy, its capital efficiency and asset management targets and how operational efficiency will become a value driver going forward.
Converium Holding Ltd, Zug will release its 2006 financial results before the markets open in Europe on Wednesday, February 28, 2007.

A webcast for the investment community and media will be held on the same day at
9.30 am Central European Time (CET).

The webcast can be accessed via the company's website www.converium.com. It will be archived on our website at about noon time that day. The telephone replay of the conference call will also be available one hour after the call for 24 hours by dialing +41 91 612 4330 (Europe), +1 (1) 866 416 2558 (USA) or +44 (0) 207
108 6233 (UK) with access code: 685#.

Enquiries

Beat W. Werder                                Marco Circelli
Head of Public Relations                      Head of Investor Relations
beat.werder@converium.com                     marco.circelli@converium.com
Phone:     +41 (0) 44 639 90 22               Phone:      +41 (0) 44 639 91 31
Fax:       +41 (0) 44 639 70 22               Fax:        +41 (0) 44 639 71 31


Dr. Kai-Uwe Schanz                            Inken Ehrich
Chief Communication & Corporate               Investor Relations Specialist
Development Officer                           inken.ehrich@converium.com
kai-uwe.schanz@converium.com                  Phone:      +41 (0) 44 639 90 94
Phone:     +41 (0) 44 639 90 35               Fax:        +41 (0) 44 639 70 94
Fax:       +41 (0) 44 639 70 35

About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimer
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CONVERIUM HOLDING AG




                                           By:  /s/ Inga Beale
                                                Name:      Inga Beale
                                                Title:     CEO




                                           By:  /s/ Christian Felderer
                                                Name:      Christian Felderer
                                                Title:     General Legal Counsel



Date:February 26, 2007